UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                              AU BON PAIN CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    CLASS A COMMON STOCK/CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                              05010 3100/05010 3209
                              ---------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 pages

----------------------------------                   ---------------------------
|CUSIP NO. 050103 3100/05010 3209|       13G        |   Page 2 of 7 Pages      |
|          ----------------------|                  |       ---  ---           |
----------------------------------                   ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)  |
|        |                                                                     |
|        |  Louis I. Kane                                                      |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  United States of America                                           |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |  277,380 shares of Class A Common Stock/          |
                  |        |  134,386 shares of Class B Common Stock           |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |  0                                                |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |  277,380 shares of Class A Common Stock/          |
                           |  134,386 shares of Class B Common Stock           |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |  0                                                |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |  277,380 shares of Class A Common Stock/                            |
|        |  134,386 shares of Class B Common Stock                             |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ] |
|        |  SHARES                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |  2.6% of Class A Common Stock/                                      |
         |  8.3% of Class B Common Stock                                       |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON                                           |
|        |  IN                                                                 |
--------------------------------------------------------------------------------



                               Page 2 of 7 pages

Item 1(a). Name of Issuer
           --------------

           Au Bon Pain Co., Inc.

Item 1(b). Address of Issuer's Principal Office
           ------------------------------------

           19 Fid Kennedy Avenue
           Boston, MA  02210

Item 2(a). Name of Person Filing
           ---------------------

           Louis I. Kane

Item 2(b). Address of Principal Business Office, or if None, Residence
           -----------------------------------------------------------

           c/o Au Bon Pain Co., Inc.
           19 Fid Kennedy Avenue
           Boston, MA  02210

Item 2(c). Citizenship
           -----------

           United States of America

Item 2(d). Title of Class of Securities
           ----------------------------

           Class A Common Stock, par value $.0001 per share/
           Class B Common Stock, par value $.0001 per share

Item 2(e). CUSIP Number
           ------------

           05010 3100/05010 3209

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)[ ]  Broker or Dealer registered under Section 15 of the Act
           (b)[ ]  Bank as defined in Section 3(a)(6) of the Act.
           (c)[ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
           (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
           (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
           (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
           (g)[ ] Parent Holding company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)
           (h)[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.    Ownership
           ---------
           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


                                Page 3 of 7 pages

           (a) Amount Beneficially Owned:

               277,380 shares of Class A Common Stock/
               134,386 shares of Class B Common Stock

               Mr. Kane's beneficial ownership consists of (1) 50 shares of Class A Common Stock, (2) 277,330 stock options vested and exercisable presently or within 60 days to acquire a like number of shares of Class A Common Stock, and (3) 120,236 shares of Class B Common Stock. The Class B Common Stock is convertible share-for-share into shares of Class A Common Stock. See the note on voting percentages below.*

           (b) Percent of Class:

               2.6% of Class A Common Stock/
               8.3% of Class B Common Stock

           (c) Number  of  shares  as  to  which  such persons has:

               (i) sole power to vote or to direct the vote:

                   277,380 shares of Class A Common Stock/
                   134,386 shares of Class B Common Stock

              (ii) shared  power to vote or to direct the vote:

                   -0-

             (iii) sole power to dispose or to direct the disposition of:

                   277,380 shares of Class A Common Stock/
                   134,386 shares of Class B Common Stock

              (iv) shared power to dispose or to direct the disposition of:

                   -0-

              *Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power. Mr. Kane's aggregate percentage of voting power is equal to approximately 4.4% of the issuer's combined voting equity securities.


                               Page 4 of 7 pages

Item 5.   Ownership of Five Percent or Less of a Class.
          ---------------------------------------------
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

          Mr. Kane is the beneficial owner of 2.6% of the Class A Common Stock. Mr. Kane is the beneficial owner of 8.3% of the Class B Common Stock. Mr. Kane's aggregate percentage of voting power is equal to approximately 4.4% of the issuer's combined voting equity securities.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ----------------------------------------------------------------

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          ----------------------------------------------------------------------

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Inapplicable

Item 8.   Identification and Classification of Members of the Group.
          ----------------------------------------------------------

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          Inapplicable


                               Page 5 of 7 pages

Item 9.   Notice of Dissolution of Group.
          -------------------------------
          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

          Inapplicable

Item 10.  Certification.
          --------------
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]



                               Page 6 of 7 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: February 12, 1998
                                          --------------------------------------

                                    Signature: /s/ Louis I. Kane
                                               ---------------------------------

                                    Name/Title: Louis I. Kane
                                                --------------------------------



                               Page 7 of 7 pages